Mail Stop 3561

June 25, 2007

Via U.S. Mail & Facsimile (212) 805-1024
Mr. John Brown
Senior Vice President
Wells Fargo Bank, N.A.
9062 Annapolis Road
Columbia, MD 21045

Re: **Wells Fargo Home Equity Asset-Backed Securities 2006-1 Trust
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 30, 2007
        File No. 333-131594-01**

Dear Mr. Brown,

        We have reviewed your responses to the comments in our letter dated May 9, 2007 and
have the following additional comments.

Form 10-K

General

1. We note your response to prior comment 1 and reissue. In your response, you stated
    that the reporting party's ASCII formatting and EDGAR filing system do not allow
    for separate exhibit filings. The EDGAR filer support office has informed us
    otherwise. Each exhibit should be filed separately using the appropriate tags.

Item 1122 of Regulation AB

2. We note your response to prior comment 6. We suggest you disclose in the body of
    your 10-K that the instances of noncompliance do not relate to any activities
    performed or required to be performed by Wells Fargo Bank as servicer in connection
    with the Issuing Entity.

Exhibit 33(b) - Regulus

3. Please either include the names and signatures of Regulus subsidiaries in the exhibit
    or revise the exhibit to provide the representations as outlined in Section 17.06 of

Regulation AB and Related Rules, Manual of Publicly Available CF Telephone Interpretations.

Exhibit 35

4. We note your response to prior comment 19; however servicer compliance statements are required for each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB. Please revise to provide additional servicer compliance statements as required by Item 1123, or confirm to us that all other servicers do not meet the criteria in Item 1108(a)(2)(i) through (iii). Refer also to Regulation AB Telephone Interpretation 12.01 available on our website.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, you may contact Rolaine Bancroft at (202) 551-3313.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 805-1024
Lawrence Rubenstein, Esq.
Wells Fargo Securities Corporation